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                          June 18, 2024

       Howard Berman
       Chief Executive Officer
       Coya Therapeutics, Inc.
       5850 San Felipe St. Suite 500
       Houston, TX 77057

                                                        Re: Coya Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 14, 2024
                                                            File No. 333-280235

       Dear Howard Berman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven M. Skolnick,
Esq.